UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 19, 2019

IAC/INTERACTIVECORP

(Exact name of registrant as specified in its charter)

Delaware	0-20570	59-2712887
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File No.)	Identification No.)

555 West 18th Street, New York, NY	10011
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 314-7300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading Symbol(s))	(Name of each exchange on which registered)
Common Stock, par value $0.001	IAC	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Transaction Agreement Overview

On December 19, 2019, IAC/InterActiveCorp (“IAC” or the “Company”) entered into a Transaction Agreement (the “Transaction Agreement”) with Match Group, Inc., a Delaware corporation in which the Company owns a majority equity stake (“Match”), IAC Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“New IAC”), and Valentine Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Company (“New Match Merger Sub”).

Subject to the terms and conditions set forth in the Transaction Agreement, the businesses of Match will be separated from the remaining businesses of the Company through a series of transactions (the “Transactions”) that will result in the pre-transaction stockholders of the Company owning shares in two, separate public companies—(1) the Company, which will be re-named “Match Group, Inc.” (referred to in this report as “New Match”) and which will own the businesses of Match and certain IAC financing subsidiaries, and (2) New IAC, which will be re-named “IAC/InterActiveCorp” and which will own the Company’s other businesses.

In the Transactions, IAC stockholders would receive, through a reclassification, New Match Common Stock and New IAC Common Stock or New IAC Class B Common Stock (each as defined below), as follows:

•	Each share of common stock, par value $0.001, of the Company (“IAC Common Stock”) and each share of Class B common stock, par value $0.001, of the Company (“IAC Class B Common Stock,”) that is outstanding at the closing of the Transactions will be:

-	Exchanged, through a series of steps, into one share of a new series of common stock of New IAC, having substantially the same powers, preferences and rights as the IAC Common Stock being exchanged (“New IAC Common Stock”) or IAC Class B Common Stock being exchanged (“New IAC Class B Common Stock”); and

-	Reclassified into a number of shares of a new series of common stock of the Company (“New Match Common Stock”) equal to what we refer to as the “Reclassification Exchange Ratio.” The Reclassification Exchange Ratio will be calculated at the closing as follows:

▪	the total number of shares of common stock, par value $0.001, of Match (“Match Common Stock”) and Class B common stock, par value $0.001, of Match (“Match Class B Common Stock”) owned by IAC immediately before the reclassification, subject to specified adjustments relating to the allocation of certain assets and liabilities between New Match and New IAC (described below),

▪	divided by the total number of shares of IAC Common Stock and IAC Class B Common Stock outstanding immediately before the reclassification.

Upon completion of the Transactions, New Match will have a single class of “one share-one vote” stock.

Match public stockholders would receive, through a merger, New Match Common Stock as follows:

•	Each share of Match Common Stock that is outstanding (excluding shares owned by IAC, Match, or any wholly owned subsidiary of IAC or Match) will be converted into the right to receive one share of New Match Common Stock and, at the holder’s election, either (i) $3.00 in cash (a “Cash Election”) or (ii) a fraction of a share of New Match Common Stock with a value of $3.00, based on the volume-weighted average trading price of shares of Match Common Stock for the ten consecutive NASDAQ trading days ending on the NASDAQ trading day immediately before the date on which the Transactions are completed (the “Match VWAP”) (an “Additional Stock Election”). Holders of Match Common Stock who do not make an election would receive the same consideration as an Additional Stock Election (a “Non-Election”).

The adjustments to the Reclassification Exchange Ratio will (i) increase the aggregate number of shares of New Match Common Stock issued in the reclassification to IAC’s stockholders to reflect the agreed value of certain tax attributes of the Company and (ii) reduce the aggregate number of shares of New Match Common Stock issued in the reclassification to IAC’s stockholders to reflect (1) the retention by New Match of approximately $1.7 billion principal amount of exchangeable notes issued by subsidiaries of the Company and related hedging instruments, (2) a portion of the cost of the New Match stock options to be received by IAC employees in respect of their existing IAC stock options, (3) the number of shares of New Match Common Stock, if any, sold in the potential equity sale by the Company described in “Financing” below and (4) the number of shares of New Match Common Stock issued to non-IAC stockholders of Match in respect of Additional Stock Elections and Non-Elections.

Treatment of Equity Awards in the Transactions

IAC. Options to purchase IAC Common Stock (“IAC Options”) that are outstanding (x) as of December 19, 2019, and (y) immediately prior to the completion of the Transactions, will convert into options to purchase common stock of New IAC and options to purchase New Match Common Stock in a manner that preserves the spread value of the options immediately before and immediately after the adjustment, with the allocation between the two options based on the relative value of (1) a share of New IAC Common Stock, and (2) the product of the value of a share of New Match Common Stock multiplied by the Reclassification Exchange Ratio.

IAC Options that are (x) granted on or after December 20, 2019 and (y) outstanding immediately prior to the completion of the Transactions, will convert into options to purchase New IAC Common Stock on the same terms and conditions applicable to the existing equity award, with equitable adjustments to the number of shares of New IAC Common Stock covered by the option and the applicable option exercise price.

Awards of IAC restricted stock units and performance stock units will convert into awards of New IAC restricted stock units on a basis that preserves the fair market value of such awards immediately before and immediately after the conversion, with equitable adjustments to the applicable reference price in the case of certain performance stock units.

Match. Each option to purchase Match Common Stock, each warrant to purchase Match Common Stock, each award of Match restricted stock units and each award of Match performance stock units will be assumed by New Match on the same terms and conditions applicable to the existing equity award, with equitable adjustments to the number of shares of New Match Common Stock covered by the award, the applicable exercise price in the case of options and warrants and the applicable reference price in the case of certain performance stock units.

Conditions to the Transactions

The obligation of each of IAC and Match to complete the Transactions is subject to a number of conditions, including, among other things: stockholders of the Company and Match approving the Transactions and related matters, including (among other required approvals) the approval by a majority of the aggregate voting power of the outstanding shares of Match Common Stock held by the disinterested stockholders of Match and approvals by a majority of the aggregate voting power of the outstanding shares of IAC Common Stock and a majority of the aggregate voting power of the outstanding shares of IAC Class B Common Stock, each voting as a separate class; receipt of opinions from an independent firm regarding surplus and solvency matters; receipt of certain opinions by the Company, Match and New IAC concerning the federal income tax treatment of the Transactions; absence of legal restraints; absence of pending litigation that would reasonably be expected to prohibit, impair or materially delay the ability of such party to consummate the Transactions on the terms contemplated by the Transaction Agreement or that seeks material damages or another material remedy in connection with the Transaction Agreement or the Transactions; effectiveness of a registration statement to be filed in connection with the Transactions; listing approvals; and accuracy of representations and warranties and compliance with covenants, subject to materiality standards.

Other Terms of the Transaction Agreement

Either IAC or Match may terminate the Transaction Agreement if:

•	The Transactions are not completed by December 19, 2020;

•	Required stockholder approvals are not obtained;

•	A court or other governmental entity issues a final and non-appealable order permanently prohibiting the consummation of the Transactions;

•	The board of directors of the other party has effected a change of recommendation; or

•	The other party breaches its representations, warranties, covenants or other agreements in the Transaction Agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the Transactions, subject to cure rights.

In addition, IAC may terminate the Transaction Agreement if the Match VWAP is below approximately $50.95 and Match has not previously notified IAC that it accepts the limitation specified in the Transaction Agreement on the amount by which the Reclassification Exchange Ratio would otherwise be reduced due to the impact of such decrease in the Match VWAP. Match may also terminate the Transaction Agreement if the Match VWAP is above approximately $84.92 and the Company has not previously notified Match that it accepts the limitation specified in the Transaction Agreement on the amount by which the Reclassification Exchange Ratio would otherwise be increased due to the impact of such increase in the Match VWAP.

Each of the boards of directors of IAC and Match is required to recommend that its stockholders approve certain proposals with respect to the Transactions at the respective stockholder meetings of IAC and Match and may not withhold, withdraw, qualify or modify in a manner adverse to the other party such recommendation (the “Change of Recommendation”), subject to the ability of either board of directors to effect a Change of Recommendation before the receipt of the applicable stockholder approvals in connection with an unforeseen change in circumstances and a determination that that the failure to make such Change of Recommendation would be inconsistent with its fiduciary duties under law and compliance with certain notice and other requirements specified in the Transaction Agreement.

IAC and Match have agreed to take all actions necessary to ensure that at the closing, (i) New Match will have a classified board consisting of 11 directors, (ii) the members of the board of directors of New Match will consist of the members of the board of directors of Match as of prior to the consummation of the Transactions (other than two resigning directors) and three independent directors designated before the completion of the Transactions by IAC, subject to reasonable consent from the separation committee of the board of directors of Match, and (iii) Joseph Levin will become the executive chairman of the board of directors of New Match.

The Transaction Agreement also includes certain representations, warranties and covenants of IAC and Match. Between the date of execution of the Transaction Agreement and the date on which the Transactions are completed, each of IAC and Match has agreed to conduct its businesses in the ordinary course consistent with past practice and to comply with certain operating covenants. In addition, the Transaction Agreement contemplates that IAC, Match and/or certain of their affiliates will enter into certain ancillary agreements at the closing, including a transition services agreement, an employee matters agreement and a tax matters agreement.

Financing

Before the completion of the Transactions, the Transaction Agreement permits the Company to enter into agreements with one or more third parties to sell shares of New Match Common Stock with a value of up to $1.5 billion (based on the Match VWAP) (the “New Match Common Stock Offering”). Match is generally obligated to cooperate with the Company in connection with the arrangement, execution and settlement of the New Match Common Stock Offering, if any. New IAC will be entitled to any proceeds of the New Company Common Stock Offering, which will proportionally reduce the number of shares of New Match Common Stock received by stockholders of the Company and the Reclassification Exchange Ratio will be adjusted as described above.

In addition, before the completion of the Transactions, Match has agreed to use its reasonable best efforts to obtain sufficient funds to transfer cash at the closing to IAC in an aggregate amount equal to $3.00 per outstanding share of Match Common Stock. This cash will be used to fund any Cash Elections by Match stockholders, and the remaining amount will be contributed to New IAC. Match has also agreed to use its reasonable best efforts to obtain at least $100 million in additional financing commitments.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Transaction Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Match, New IAC and New Match Merger Sub or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Transaction Agreement were made only for purposes of the Transaction Agreement as of the specific dates therein, were solely for the benefit of the parties to the Transaction Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Transaction Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be reflected in the Company’s public disclosures. The Transaction Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Match, New IAC and New Match Merger Sub and the transactions contemplated by the Transaction Agreement that will be contained in or attached as an annex to the registration statement on Form S-4 (which will include a joint proxy statement of the Company and Match) that will be filed in connection with the transactions contemplated by the Transaction Agreement, as well as in the other filings that the Company will make with the SEC. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading.

Item 8.01.	Other Events.

On December 19, 2019, in connection with the execution of the Transaction Agreement, Match and certain affiliates of IAC entered into an agreement (the “Real Estate Contribution Agreement”) pursuant to which those affiliates will contribute two office buildings in Los Angeles to Match, for an aggregate consideration of $120 million, to be paid in newly issued shares of Match Common Stock. The transactions contemplated by the Real Estate Contribution Agreement are expected to be consummated on January 31, 2020. A copy of the Real Estate Contribution Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed transaction involving IAC, New IAC and Match. In connection with the proposed transaction, IAC, New IAC and Match intend to file relevant materials with the SEC, including a joint registration statement on Form S-4 to be filed by IAC and New IAC that will include a preliminary joint proxy statement of IAC and Match. The information in the preliminary joint proxy statement/prospectus will not be complete and may be changed. Each of IAC and Match will deliver the definitive joint proxy statement to their shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match (when they become available) may also be obtained free of charge on Match’s website at www.mtch.com.

Participants in the Solicitation

IAC and Match and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and IAC’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Information about Match’s directors and executive officers is available in Match’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and Match’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC’s and Match’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Match intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by IAC’s and Match’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Match undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the proxy statement/prospectus and other reports that IAC and Match have filed with the SEC; competition; Match’s ability to maintain user rates on its higher-monetizing dating products; the companies’ ability to attract users to their products and services through cost-effective marketing and related efforts; changes in the companies’ relationship with (or policies implemented by) Google; foreign currency exchange rate fluctuations; the companies’ ability to distribute their products through third parties and offset related fees; the integrity and scalability of the companies’ systems and infrastructure (and those of third parties) and the companies’ ability to adapt their systems and infrastructure to changes in a timely and cost-effective manner; the companies’ ability to protect their systems from cyberattacks and to protect personal and confidential user information; risks relating to certain of the companies’ international operations and acquisitions; the risks inherent in separating Match from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the calculation of, and factors that may impact the calculation of, the exchange ratio at which shares of IAC capital stock will be converted into the right to receive new shares of the post-separation Match Group in connection with the transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the termination of the transaction agreement (including the failure to receive any required approvals from the stockholders of IAC and Match or any required regulatory approvals), any litigation arising out of or relating to the proposed transaction, the ability of the parties to successfully consummate the financing transactions contemplated to be completed in connection with the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Match; and other circumstances beyond IAC’s and Match’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC’s and Match’s filings with the SEC, including, once filed, the proxy statement/prospectus.

Item 9.01.	Financial Statements and Exhibits.

(d)        Exhibits.

Exhibit No.	Description of Exhibit
2.1*	Transaction Agreement, dated as December 19, 2019, by and among IAC/InterActiveCorp, Match Group, Inc., IAC Holdings, Inc. and Valentine Merger Sub LLC.
99.1	Contribution Agreement, dated as of December 19, 2019, by and among TMC Realty, L.L.C., 8831-8833 Sunset, LLC and Match Group, Inc.

* Certain schedules and exhibits to the Transaction Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted schedule and/or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAC/INTERACTIVECORP

By:	/s/ GREGG WINIARSKI
Name:	Gregg Winiarski
Title:	Executive Vice President, General Counsel & Secretary

 Date: December 20, 2019